Exhibit 99.1

November 01, 2024

Dear Shareholder:

On behalf of the Board of Directors, I am pleased to invite you to the 2024 annual general meeting (“AGM”) of Yatra Online, Inc. (the “Company”).

This letter serves as your official notice that the AGM will be held on Wednesday, November 27, 2024 at 6:00 PM, local time, at our India office located at Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase-II, Sector-20, Gurugram-122008, Haryana, India.

This year you will be asked to vote on the following proposals:

1. Approval of an ordinary resolution to re-appoint Mr. Murlidhara Lakshmikantha Kadaba, Class II director nominee, to the Board of Directors to serve for a three-year term expiring at the 2027 annual general meeting;

2. Approval of an ordinary resolution to re-appoint Mr. Stephen Schifrin, Class II director nominee, to the Board of Directors to serve for a three-year term expiring at the 2027 annual general meeting; and

3. Approval of an ordinary resolution to ratify the appointment of BDO India LLP as our independent registered public accountant for the fiscal year ending March 31, 2025.

The Board of Directors recommends a vote FOR Proposal Nos. 1, 2, and 3. These proposals are described in the attached Proxy Statement, which you are encouraged to read fully. We will also consider any additional business that may properly be brought before the AGM.

The Board of Directors has fixed October 31, 2024, as the record date for the determination of shareholders entitled to notice of, and to vote at, the AGM and any adjournment thereof. Only holders of record of ordinary shares and Class F shares of the Company at the close of business on the record date are entitled to notice of, and to vote at, the AGM. At the close of business on the record date, the Company had 59,909,346 ordinary shares and 1,854,871 Class F shares issued and outstanding and entitled to vote.

It is important that your shares be represented at the AGM, so whether or not you plan to attend in person, please vote by proxy on the Internet at www.cstproxyvote.com or by completing, signing, dating and returning the enclosed proxy card in the envelope provided. If you attend the AGM, you may revoke your proxy and vote in person.

If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction form furnished by that entity in order to vote your shares. Please note that if your shares are held in the name of a bank, broker or other nominee and you wish to vote at the AGM, you must first obtain a proxy issued in your name from that record holder prior to the AGM and bring the proxy to the AGM.

Sincerely,

Dhruv Shringi
Director and Chief Executive Officer

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YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272

4th Floor, Udyog Vihar, Phase-II

Sector-20, Gurugram-122008, Haryana, India

Proxy Statement for 2024 Annual General Meeting

to be Held on November 27, 2024

We are furnishing this Proxy Statement to shareholders (“Shareholders”) of record of Yatra Online, Inc. (the “Company,” “Yatra,” “Yatra Online,” “we” or “us”) in connection with the solicitation of proxies for use at the 2024 annual general meeting to be held at 6:00 PM local time, at our India office located at Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase-II Sector-20, Gurugram-122008, Haryana, India and at any adjournments thereof (the “AGM”).

At the AGM, the Shareholders will be asked to:

1. Approve an ordinary resolution to re-appoint Mr. Murlidhara Lakshmikantha Kadaba, Class II director nominee, to the Board of Directors to serve for a three-year term expiring at the 2027 annual general meeting;

2. Approve an ordinary resolution to re-appoint Mr. Stephen Schifrin, Class II director nominee, to the Board of Directors to serve for a three-year term expiring at the 2027 annual general meeting; and

3. Approve an ordinary resolution to ratify the appointment of BDO India LLP as our independent registered public accountant for the fiscal year ending March 31, 2025.

RECOMMENDATIONS OF OUR BOARD OF DIRECTORS

Our Board of Directors recommends that you vote your shares as follows:

● FOR the re-appointment of Mr. Murlidhara Lakshmikantha Kadaba, Class II director nominee, to the Board of Directors to serve for a three-year term expiring at the 2027 annual general meeting;

● FOR the re-appointment of Mr. Stephen Schifrin, Class II director nominee, to the Board of Directors to serve for a three-year term expiring at the 2027 annual general meeting; and

● FOR the ratification of the appointment of BDO India LLP as our independent registered public accountant for the fiscal year ending March 31, 2025.

PERSONS MAKING THE SOLICITATION

We, on behalf of the Board of Directors, are soliciting proxies in connection with the AGM. The Company will bear the costs of the solicitation.

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VOTING INFORMATION

Shareholders of record of the Company’s ordinary shares, par value US$0.0001 per share (“Ordinary Shares”) and the Company’s Class F Shares, par value US$0.0001 per share (“Class F Shares” and together with the Ordinary Shares, the “Shares”), at the close of business on October 31, 2024 (the “Record Date”), are entitled to notice of, and to vote at, the AGM and any adjournment thereof. On October 31, 2024, 59,909,346 ordinary shares and 1,854,871 Class F shares were issued and outstanding and entitled to vote. Each issued and outstanding Ordinary Share and Class F Share entitles the holder thereof to one vote on each matter submitted to the Shareholders for a vote. Pursuant to the Company’s Amended and Restated Memorandum and Articles of Association (the “Articles”), Shareholders representing not less than a majority of the Shares must be represented at the AGM, either in person or by proxy, to constitute a quorum. There must be a quorum for the AGM to be held.

Some of our Shareholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. If you hold your shares in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these materials should be forwarded to you by your broker or nominee, which is considered the Shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker or nominee how to vote and to attend the AGM. However, since you are not the Shareholder of record, you may not vote those shares in person at the AGM unless you obtain a signed proxy from the Shareholder of record giving you the right to vote the shares. Your broker or nominee has been provided a voting instruction card for you to use to direct your broker or nominee how to vote these shares.

If a share is represented for any purpose at the AGM by the presence of the registered owner or a person holding a valid proxy for the registered owner, it is deemed to be present for the purpose of establishing a quorum. Therefore, valid proxies which are marked “Abstain” or as to which no vote is marked, including broker non-votes (described below), will be included in determining the number of votes present or represented at the AGM.

If you have questions of any nature, please call our Investor Relations department at +1-646-875-8380.

Vote Required

Assuming that a quorum is present:

●	Proposal No. 1 - This proposal requires the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the shares who, being present, in person or by proxy, and entitled to vote at the AGM, vote at the AGM.

●	Proposal No. 2 - This proposal requires the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the shares who, being present, in person or by proxy, and entitled to vote at the AGM, vote at the AGM.

●	Proposal No. 3 - This proposal requires the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the shares who, being present, in person or by proxy, and entitled to vote at the AGM, vote at the AGM.

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If a Shareholder submits a proxy but does not specify how he or she would like it to be voted, then the proxy will be voted: FOR the re-appointment of each of Mr. Murlidhara Lakshmikantha Kadaba and Mr. Stephen Schifrin, Class II director nominees, to the Board of Directors to serve for a three-year term expiring at the 2027 annual general meeting; and FOR the ratification of the appointment of BDO India LLP as our independent registered public accountant for the fiscal year ending March 31, 2025.

We will not count abstentions, broker non-votes or the failure to return a signed proxy as either for or against the proposals, so abstentions, broker non-votes and, assuming a quorum is present, the failure to return a signed proxy, have no impact on Proposal Nos. 1, 2, and 3.

Brokers who hold shares for the accounts of their clients may vote these shares either as directed by their clients or in their own discretion if permitted by the exchange or other organization of which they are members. Proposals that brokers do not vote on are referred to as “broker non-votes.” A broker non-vote does not count as a vote in favour of or against a particular proposal for which the broker has no discretionary voting authority.

Voting Procedures

Pursuant to the Articles, proxies must be received by the Company at least 48 hours prior to the time of the AGM in order to be effective. Ensure that your shares can be voted at the AGM by submitting your proxy card, or contacting your broker, bank or other nominee.

If your shares are registered in your name, please submit your proxy as soon as possible:

Via the Internet. You may vote via the Internet by going to www.cstproxyvote.com by following the instructions. You will need to have your proxy card available when voting via the Internet. If you want to vote via the Internet, you must do so before 11:59 p.m. EDT, on November 24, 2024. If you vote via the Internet, you do not need to return a proxy card.

By Mail. If you are a beneficial owner, you may vote by mail by signing and dating your proxy card or voting instruction card provided by your broker, bank or other nominee and mailing it in the postage-prepaid envelope provided. If you provide specific voting instructions, your shares will be voted as you instruct.

If your shares are held in the name of a broker, bank or other nominee, please follow the instructions on the voting instruction form furnished by such broker, bank or other nominee in order to vote your shares. Please note that if your shares are held in the name of a broker, bank or other nominee and you wish to vote at the AGM, you must obtain a proxy issued in your name from that record holder prior to the AGM and bring the proxy to the AGM.

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Revocability of Proxy

A proxy may be revoked by a Shareholder prior to voting at the AGM by written notice to the Company at Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase-II, Sector-20, Gurugram-122008, Haryana, India, by submission of another proxy bearing a later date, or by voting in person at the AGM. Such notice or later proxy will not affect a vote on any matter taken prior to the receipt thereof by the Company. The mere presence at the AGM of a Shareholder who has appointed a proxy will not revoke the prior appointment.

If not revoked, the proxy will be voted at the AGM in accordance with the instructions indicated on the proxy card by the Shareholder or, if no instructions are indicated, will be voted FOR the re-appointment of each of Mr. Murlidhara Lakshmikantha Kadaba and Mr. Stephen Schifrin, Class II director nominees, to the Board of Directors to serve for a three-year term expiring at the 2027 annual general meeting; FOR the ratification of the appointment of BDO India LLP as our independent registered public accountant for the fiscal year ending March 31, 2025; and, as to any other matter that may be properly brought before the AGM, in accordance with the judgment of the proxy.

ANNUAL REPORT AND FINANCIAL STATEMENTS

A copy of the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024 (the “Annual Report”) filed with the United States Securities and Exchange Commission (the “SEC”) on July 31, 2024 is available on the Company’s website at https://www.yatra.com under “Investor Relations” and on the SEC’s website at https://www.sec.gov. We encourage you to read the Annual Report for information about the Company, including:

●	Financial performance;
●	Risk factors that could materially and adversely affect the Company’s business, financial condition and results of operations;
●	Directors, senior management and employees;
●	Certain beneficial owners of our Shares and related party transactions; and
●	Compensation of directors and officers.

You may obtain copies of our public filings, including the Annual Report, from our website at https://www.yatra.com under “Investor Relations”, or from the SEC’s website at https://www.sec.gov. None of the other information on our website or https://www.sec.gov is incorporated into this proxy statement. You also may request a copy of these materials, without incurring any charge, by calling our Investor Relations department at +1-646-875-8380. Please make your request no later than November 18, 2024 to facilitate timely delivery. If you do not request materials pursuant to the foregoing procedures, you will not otherwise receive an e-mail or electronic copy of the materials.

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PROPOSAL NO. 1

Re-appointment of Mr. Murlidhara Lakshmikantha Kadaba, Class II director nominee,

to the Board of Directors to serve for a three-year term expiring at the 2027 annual general meeting

Our Board of Directors oversee the management of our business and affairs with a view to ensuring that Shareholder value is enhanced without compromising our commitment to our principles or our Code of Business Conduct and Ethics. Our Board of Directors has adopted corporate governance policies and procedures to assist it in fulfilling this oversight role. The Board of Directors fulfils its mandate directly and through its committees. The directors are kept informed of our operations at regular board and committee meetings as well as through reports and discussions with management. We believe the Company is best served by a board of directors that functions independently of management and is informed and engaged.

Our Board/Committee of Directors has determined that 5 members of our Board of Directors are independent, according to the Securities Act of 1933, as amended, and listing standards of the NASDAQ Stock Market LLC (“Nasdaq”). Our Articles provide that at each succeeding annual general meeting, directors will be appointed for a full term of three (3) years, unless he or she resigns or is removed earlier, to succeed the directors of the class whose terms expire at such annual general meeting. Our Class II directors are seeking re-appointment at this AGM. The Board of Directors currently consists of six members, as determined in accordance with the Articles. Our current directors are:

Mr. Dhruv Shringi

Mr. Murlidhara Lakshmikantha Kadaba

Ms. Neelam Dhawan

Mr. Roshan Mendis

Mr. Stephen Schifrin

Mr. Michael A. Kaufman

Murlidhara Lakshmikantha Kadaba. Mr. Kadaba has served as a non-executive member of our Board of Directors since November 2016. Mr. Kadaba is the Chairman and Managing Director of Moonbeam Capital, a proprietary venture capital firm focused on luxury, real estate, and e-commerce ventures. Mr. Kadaba has over 30 years of banking experience, with proven expertise in general management, marketing and product development across consumer banking, wealth management, consumer lending and payment products. Before becoming an entrepreneur, he served as the Group President and Chief Executive Officer of Financial Services at Reliance Payments Solutions Limited. Prior to this, Mr. Kadaba worked for American Express for eight years where he was the country manager for India and area countries. He was responsible for launching Amex’s Consumer banking franchise and several credit cards in India. Earlier, Mr. Kadaba was VP and Head of Investment Products at Citibank-India. Mr. Kadaba has served on the boards of Amcham and the Financial Planning Standards Board. He is a member of the Advisory Board of the Indian Institute of Learning Management (IILM), is an active member of Young Presidents’ Organization and a charter member of The Indus Entrepreneurs (TIE). Amongst others, Mr. Kadaba is currently serving as a Board Member of Yatra Online Limited, Estee Advisors Private Limited, Moonbeam Capital Managers Private Limited, D.E. Shaw India Securities Private Limited, Magic Capital Services Pvt. Ltd., and Estee Holding Inc. Mr. Kadaba is an alumnus of XRLI, Jamshedpur and is a graduate in Mechanical Engineering from Sri Jayachamarajendra, Mysore. We believe Mr. Kadaba is qualified to serve on our Board of Directors because of his knowledge of banking and finance, as well as his capital markets expertise.

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Resolution

“RESOLVED, as an ordinary resolution, that Mr. Murlidhara Lakshmikantha Kadaba be re-appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company as a Class II Director until the expiration of his term at the 2027 annual general meeting of the Company or until his successor shall have been duly appointed and qualified or until his earlier death, resignation or removal.”

Vote Required

If a quorum is present at the AGM, this proposal requires the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the shares who, being present, in person or by proxy, and entitled to vote at the AGM, vote at the AGM.

The Board of Directors recommends that you vote FOR the re-appointment of Mr. Murlidhara Lakshmikantha Kadaba as a Director of the Company.

PROPOSAL NO. 2

Re-appointment of Mr. Stephen Schifrin, Class II director nominee,

to the Board of Directors to serve for a three-year term expiring at the 2027 annual general meeting

The current members of the Board of Directors are described under Proposal 1. Shareholders are urged to read Proposal 1 in conjunction with Proposal 2 for re-appointment of Mr. Stephen Schifrin, Class II director nominee.

Stephen Schifrin. Mr. Schifrin has served as a non-executive member of our Board of Directors since May 2021. Mr. Schifrin is general counsel of Terrapin Partners, LLC, a private firm focused on public and private equity, venture capital, and special purpose acquisition company investing. Mr. Schifrin is also general counsel and chief compliance officer of Terrapin Asset Management, LLC, managing alternative investments for high-net-worth individuals and institutions, and its affiliated specialty finance lending company, TICO Management Company, LP, and general counsel for The Juice, LLC, an education technology platform seeking to solve systemic deficiencies in literacy and reading fluency. Mr. Schifrin served as corporate secretary for Terrapin 3 Acquisition Corporation, a publicly traded SPAC, from its initial public offering in July 2014 through its business combination with us in December 2016. Before serving as a director on our Board of Directors, he served as an observer on our Board of Directors since December 2016. Mr. Schifrin was a director of Legacy Bank of Florida from 2014 through its acquisition by Seacoast Bank of Florida (NASDAQ: SBCF) in August 2021. He received his J.D. from the University of Texas School of Law and interned for the Honorable Diana Saldaña, in the U.S. District Court for the Southern District of Texas. Mr. Schifrin received his B.A. in political science from the University of California, Santa Barbara. He is a member of the State Bar of California. We believe Mr. Schifrin is qualified to serve on our Board of Directors because of his knowledge of the capital markets and legal experience.

Resolution

“RESOLVED, as an ordinary resolution, that Mr. Stephen Schifrin be re-appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company as a Class II Director until the expiration of his term at the 2027 annual general meeting of the Company or until his successor shall have been duly appointed and qualified or until his earlier death, resignation or removal.”

Vote Required

If a quorum is present at the AGM, this proposal requires the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the shares who, being present, in person or by proxy, and entitled to vote at the AGM, vote at the AGM.

The Board of Directors recommends that you vote FOR the re-appointment of Mr. Stephen Schifrin as a Director of the Company.

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PROPOSAL NO. 3:

Ratification of the appointment of

BDO India LLP as the Company’s

independent registered public accountant

for the fiscal year ending March 31, 2025

Proposal No. 3 is to ratify the appointment of BDO India LLP as our independent registered public accountant for the fiscal year ending March 31, 2025. BDO India LLP has provided the Board of Directors with a willingness letter for being appointed as the Company’s independent registered public accountant for the fiscal year ending March 31, 2025. The Board of Directors is satisfied that BDO India LLP is independent of the Company.

The details for aggregate audit fees, audit-related fees, tax fees and all other fees, as the case may be, approved by the Audit Committee and billed by the formal auditors Ernst & Young Associates LLP for financial year ended March 31, 2024 are:

INR (in thousands)

Audit fees (audit and review of financial statements)	INR 46,470
Audit-related fees (including fees related to the offerings and other miscellaneous audit-related certifications)	-
Tax fees (other certifications and tax advisory services)	-
Total	INR 46,470

Resolution

“RESOLVED, as an ordinary resolution, that the ratification of the appointment of BDO India LLP as the Company’s independent registered public accountant for the fiscal year ending March 31, 2025 be approved in all respects.”

Vote Required

If a quorum is present at the AGM, this proposal requires the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the shares who, being present, in person or by proxy, and entitled to vote at the AGM, vote at the AGM.

The Board of Directors recommends that you vote FOR the ratification of the appointment of BDO India LLP as our independent registered public accountant for the fiscal year ending March 31, 2025.

OTHER MATTERS

Other than what is described above, the Board of Directors is unaware of any additional items of business to be brought before the AGM.

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